Exhibit 99.2

Tarena Announces Changes to Board Composition

BEIJING, CHINA Nov. 29th, 2022 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced that Ms. Mingjie Sun has been appointed as an independent director of the board of directors of the Company (the “Board”) and Dr. Binshen Meng has been appointed as a director of the Board. Ms. Sun has also been appointed as the chairman of the compensation committee of the Board, as well as a member of the audit committee and the nominating and corporate governance committee of the Board. Mr. Hon Sang Lee will no longer serve as a director after the current term expires, which did not result from any disagreement with the Company. These changes will be effective on December 1, 2022.

Ms. Sun served as one of the six members in the Executive Management Team of AsiaInfo Technologies (China) Inc. (01675.HK). Ms. Sun joined AsiaInfo Technologies (China) Inc. in 1996, and served as its vice president and senior vice president from January 2014 to April 2022. With over two decades of operational and leadership experience in the IT and telecommunication industry, Ms. Sun was awarded Forbes China 50 Top Women in Tech in 2020. Ms. Sun received her bachelor degree in automatic control engineering from Harbin Engineering University and master degree in automatic control engineering from Harbin Institute of Technology.

Dr. Binshen Meng currently serves as a board director of TCE (Shenzhen) Technology Limited (“TCE Limited”). Dr. Meng is a seasoned technology entrepreneur with extensive experience in the TMT industry. Dr. Meng served senior technology and management roles in multiple world-renowned technology companies in Silicon Valley, such as HP, Lucent, Altera and Nvidia. Dr. Meng founded TCE Limited in 2013, in which he has served as the Chairman of the board, CEO and/or CTO. Dr. Meng has nearly 30 years of R&D and leadership experience in network and telecommunications, consumer electronics, artificial intelligence, big data, Internet of Things and green energy technologies. Dr. Meng received both a bachelor degree and a master degree in electronics technology from Peking University and served as a professor teaching physics in Tsinghua University. Dr. Meng received his master degree and PhD in computer and electrical engineering from University of Wisconsin-Madison.

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About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn

The Piacente Group, Inc.

In China

Yang Song

Tel: +86-10-6508-0677

E-mail: tedu@tpg-ir.com

In the U.S.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: tedu@tpg-ir.com

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